Exhibit 99.5

News release…

Date: 20 April 2006
Ref: PR469 Q1 2006

First quarter 2006 operations review

•	Production of most principal commodities was above the comparative period of 2005.

•	Most mines and plants operated at or near capacity in order to take advantage of strong markets.

•	The Group’s share of iron ore production increased by four per cent compared with the first quarter of 2005 as the expansion programme continued. This increase was achieved notwithstanding the impact of heavy rains following a succession of cyclones in the Pilbara region of Western Australia.

•	Strong operational performance at the Kennecott Utah Copper smelter led to significantly increased levels of refined production. The optimisation of mine production in favour of molybdenum continued.

•	Production from the Comalco Alumina Refinery increased in the first quarter and was the strongest quarter to date, with March production the best month since production commenced.

•	Higher production levels of titanium dioxide feedstocks reflected the strength of current customer demand.

•	Australian hard coking coal production was in line with a short term decline in demand, as customers drew down on inventories, pending settlement on prices for 2006.

All currency figures in this report are US dollars unless otherwise stated.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

IRON ORE AND IRON

Rio Tinto share of production (000 tonnes)

	Q1 06	vs Q1 05	vs Q4 05
Hamersley	20,371	+9%	-9%
Robe River	5,986	-9%	-19%
IOC (pellets and concentrate)	1,871	-7%	-23%

Global iron ore demand remains strong with supply limited. In March, the Hope Downs Joint Venture lodged a development application for its iron ore prospect with the Western Australian government. In April, Rio Tinto was granted a mining concession by the Government of Guinea for the development of the Simandou iron ore project in west Africa.

Hamersley and Robe River
Adverse weather associated with a very active cyclone season affected the Group’s iron ore operations in Western Australia. Following five cyclones, four of which crossed the coast, heavy rains resulted in temporary closures of the rail line and flooding of several mines. Production was disrupted at Hamersley and Robe leading to some lost tonnage in the first quarter. The severity of the weather conditions is likely to have a modest effect on iron ore production early in the second quarter and a consequent increase in unit cash costs.

Notwithstanding this, Hamersley’s first quarter production was nine per cent higher than the corresponding quarter of 2005 whilst production at Pannawonica and West Angelas was lower than the same period in 2005 and the preceding quarter.

HIsmelt
HIsmelt commenced production in 2005 and process trials continued throughout the first quarter of 2006, with 4,033 tonnes of pig iron produced. A two month furnace re-line took place during the quarter and the plant was restarted on 1 April. The plant has reached production rates of 35 per cent of nameplate capacity, in line with expectations, and is continuing to ramp up production.

Iron Ore Company of Canada
First quarter production was constrained by severe winter weather.

ENERGY

US thermal coal
Rio Tinto share of production (000 tonnes)

	Q1 06	vs Q1 05	vs Q4 05
Kennecott Energy	29,481	+1%	+1%

Production was one per cent above the first and last quarter of 2005 mainly due to the acceleration of the approved expansion project at the Antelope mine, where a quarterly production record was set. This increase more than offset a decline in production at Spring Creek following a planned two week outage to upgrade the crushing, conveying and loading facilities.

Australian Coal
Rio Tinto share of production (000 tonnes)

	Q1 06	vs Q1 05	vs Q4 05
Rio Tinto Coal Australia
Hard coking coal	1,126	-41%	-29%
Other coal	7,618	-5%	+1%

Production of hard coking coal at Hail Creek matched a short term decline in demand during the first quarter. Most customers had lifted contract tonnage by the end of 2005 and relied on stocks in anticipation of lower price settlements in 2006. Production from the Hunter Valley operations was in line with the allocation set under the Port Waratah Coal Services capacity balancing system.

INDUSTRIAL MINERALS

Rio Tinto share of production (000 tonnes)

	Q1 06	vs Q1 05	vs Q4 05
Borates	129	+6%	-15%
Titanium dioxide feedstock	344	+7%	+3%

First quarter borates production was six per cent higher than the first quarter of 2005 which was affected by prolonged wet weather at the Boron mine in California. Production fell compared with the fourth quarter in line with customer deliveries.

Increased production of titanium dioxide feedstocks reflected the strength of current demand and QIT’s recently completed Upgraded Slag (UGS) expansion to 325,000 tonnes per annum. The UGS expansion to 375,000 tonnes per annum is proceeding as scheduled.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q1 06	vs Q1 05	vs Q4 05
Rio Tinto Aluminium
Bauxite	3,843	+12%	-16%
Alumina	778	+10%	+4%
Aluminium	207.1	-1%	-4%

Bauxite production was 12 per cent higher than the comparative period in 2005 attributable to the successful commissioning of the Andoom mine and processing plant within the NeWeipa project. The decrease compared with the preceding quarter was due to wet weather in January and full product stockpiles.

First quarter production from the Comalco Alumina Refinery at 257,000 tonnes was the highest quarter to date as the plant ramps up to nameplate capacity of 1.4 million tonnes per annum. Production at Queensland Alumina and Eurallumina was in line with the first quarter of 2005.

Production at the aluminium smelters was slightly behind the first quarter of 2005, primarily due to voluntary production cutbacks at Tiwai Point, because of low rainfall and consequent hydropower constraints.

COPPER

Rio Tinto share of production (000 tonnes)

	Q1 06	vs Q1 05	vs Q4 05
Kennecott Utah Copper
Mined copper (000 tonnes)	61.6	-1%	+19%
Refined copper (000 tonnes)	70.9	+24%	+9%
Molybdenum (000 tonnes)	4.4	+14%	-3%
Mined gold (000 ozs)	133	+11%	+28%
Refined gold (000 ozs)	118	+31%	+7%

Escondida
Mined copper (000 tonnes)	100.4	+18%	+0%

Grasberg JV
Mined copper (000 tonnes)	11.9	-54%	-69%
Mined gold (000 ozs)	9	-94%	-96%

Kennecott Utah Copper
The optimisation of mine production in favour of molybdenum continued. Gold contained in copper concentrate was higher compared to the same period in 2005 due to higher grades. Production of molybdenum increased compared to the first quarter of 2005 as a result of improved recovery rates following the completion of the moly plant expansion project at the end of the second quarter of 2005.

Refined copper and gold production was higher in the first quarter of 2006 compared with the same period of 2005 due to strong operational performance at the smelter.

Escondida
First quarter mined copper production was 18 per cent higher than the first quarter of 2005 as a result of higher grades and production from the Norte pit following its commissioning in September 2005.

Grasberg
Lower grades for copper, gold and silver as a result of mine sequencing led to lower production for all three commodities.

Other copper operations
Higher volumes of copper concentrate at Palabora were attributable to increased throughput whilst lower levels of concentrate smelted and anode production resulted from a scheduled 40 day smelter shutdown. At Northparkes, increased production compared to the first and last quarters of 2005 reflected the move to Lift 2 underground ore where grades are significantly higher.

DIAMONDS

Rio Tinto share of production (000 carats)

	Q1 06	vs Q1 05	vs Q4 05
Argyle	5,214	-40%	-19%
Diavik	1,073	+2%	-2%

Argyle
Tonnes processed for the quarter were lower than the same quarter of 2005 due to wet weather and the processing of ore of variable quality. Carat production reflects the lower tonnes processed and lower grade in line with the revised life of mine plan. Continuing variability in production levels can be expected as the mine reaches the end of the open-pit life.

Diavik
Throughput at Diavik was comparable with the prior quarter and the first quarter of 2005. Grades were similar to the previous quarter with a relatively constant mix from higher grade A154S ore and lower grade A154N ore.

EXPLORATION AND EVALUATION

Pre-tax expenditure on exploration and evaluation charged to the profit and loss account to the first quarter 2006 was US$57 million compared with US$30 million in the comparable quarter of 2005. US$13 million of this expenditure was charged against business unit earnings.

In the Pilbara region of Western Australia five new iron ore deposits were handed over to the product group evaluation team.

Exploration drilling continued on copper targets in Chile, Argentina, Mexico and the US. Diamond exploration continued in Canada, Botswana, Mauritania, India and Brazil. Iron ore exploration continued in Western Australia and in west Africa. Exploration for thermal and coking coal opportunities continued in southern Africa, North America, South America and Mongolia. At La Sampala (nickel, Indonesia), negotiations for a Contract of Work continued.

Progress is being made to advance ongoing exploration and evaluation of the La Granja copper (Peru) and Jarandol borate (Serbia) projects, both won by competitive tender in the fourth quarter of 2005.

Brownfield exploration is underway at a number of Rio Tinto businesses, with notable efforts to expand resources continuing in the Pilbara, at Kennecott Utah Copper, on the Freeport and Cortez Joint Ventures, at Greens Creek and at Northparkes.

Evaluation work continued at Eagle (nickel/copper, US), Sari Gunay (gold, Iran), Resolution (copper/gold, US), Potasio Rio Colorado (potash, Argentina) and Simandou (iron ore, Guinea).

CAPITAL MANAGEMENT PROGRAMME

During the first quarter of 2006, the Group bought back $378 million of Rio Tinto plc shares under the 2006/2007 $2.5 billion share buyback programme announced on 2 February 2006. This replaced the 2005/2006 programme under which $972 million was returned to shareholders of Rio Tinto plc and Rio Tinto Limited.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Hugh Leggatt	Ian Head
Office: +44 (0) 20 7753 2273	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7764 369 977	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION
			QUARTER		FULL YEAR	% CHANGE

		2005	2005	2006	2005	Q1 06	Q1 06
		Q1	Q4	Q1		vs	vs
Principal Commodities						Q4 05	Q1 05

Alumina	('000 t)	710	748	778	2,963	4%	10%
Aluminium	('000 t)	208.3	215.6	207.1	853.7	-4%	-1%
Borates	('000 t)	122	151	129	560	-15%	6%
Coal - hard coking coal	('000 t)	1,902	1,585	1,126	7,195	-29%	-41%
Coal - other Australian	('000 t)	7,993	7,576	7,618	30,863	1%	-5%
Coal - US	('000 t)	29,240	29,135	29,481	115,580	1%	1%
Copper - mined	('000 t)	188.2	210.7	196.5	784.4	-7%	4%
Copper - refined	('000 t)	77.8	85.5	85.6	314.5	0%	10%
Diamonds	('000 cts)	9,733	7,598	6,324	35,635	-17%	-35%
Gold - mined	('000 ozs)	460	469	221	1,726	-53%	-52%
Gold - refined	('000 ozs)	90	110	118	369	7%	31%
Iron ore	('000 t)	27,618	32,522	28,668	124,494	-12%	4%
Titanium dioxide feedstock	('000 t)	321	335	344	1,312	3%	7%

Other Metals & Minerals

Bauxite	('000 t)	3,443	4,576	3,843	15,474	-16%	12%
Lead - mined	('000 t)	3.4	2.7	3.0	11.9	13%	-10%
Molybdenum	('000 t)	3.9	4.6	4.4	15.6	-3%	14%
Pig Iron	('000 t)	—	5.4	2.4	5.4	-55%	—
Salt	('000 t)	1,383	1,610	1,209	5,507	-25%	-13%
Silver - mined	('000 ozs)	4,020	3,982	3,180	14,926	-20%	-21%
Silver - refined	('000 ozs)	755	814	1,398	3,538	72%	85%
Talc	('000 t)	325	346	381	1,364	10%	17%
Uranium	(tonnes)	1,617	1,785	1,508	6,582	-16%	-7%
Zinc - mined	('000 t)	10.0	8.7	8.6	37.2	-2%	-14%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

First Quarter 2006 Operations Review	Page 7

RIO TINTO SHARE OF PRODUCTION

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2005	2005	2005	2005	2006	2005

ALUMINA
Production ('000 tonnes)
Comalco Alumina Refinery	100%	196	228	191	220	257	835
Eurallumina	56%	148	150	150	153	152	601
Queensland Alumina	39%	366	401	384	375	369	1,526

Rio Tinto total alumina production		710	779	725	748	778	2,963

ALUMINIUM
Refined production ('000 tonnes)
Anglesey	51%	18.2	18.2	18.3	18.7	18.5	73.4
Bell Bay	100%	42.8	43.5	43.9	43.6	43.2	173.8
Boyne Island	59%	79.5	81.6	82.4	82.7	80.4	326.2
Tiwai Point	79%	67.8	70.0	72.0	70.6	65.0	280.3

Rio Tinto total aluminium production		208.3	213.3	216.6	215.6	207.1	853.7

BAUXITE
Production ('000 tonnes)
Weipa	100%	3,443	3,674	3,781	4,576	3,843	15,474

BORATES
Borates ('000 tonnes B2 O3 content)
Rio Tinto total borate production	100%	122	146	141	151	129	560

COAL - HARD COKING
Rio Tinto Coal Australia (a) ('000 tonnes)
Hail Creek Coal	82%	1,136	1,223	1,208	1,270	617	4,838
Kestrel Coal	80%	766	729	547	315	508	2,357

Rio Tinto total hard coking coal production		1,902	1,952	1,755	1,585	1,126	7,195

COAL - OTHER *
Rio Tinto Coal Australia (a) ('000 tonnes)
Bengalla	30%	433	386	366	622	330	1,806
Blair Athol Coal	71%	1,892	1,789	1,994	1,876	1,730	7,551
Hunter Valley Operations	76%	2,525	2,292	2,259	2,293	2,124	9,369
Kestrel Coal	80%	160	227	143	89	125	619
Mount Thorley Operations	61%	597	648	664	491	763	2,400
Tarong Coal	100%	1,784	1,334	1,804	1,549	1,803	6,470
Warkworth	42%	602	622	766	657	744	2,647

Total Australian other coal		7,993	7,298	7,996	7,576	7,618	30,863

Kennecott Energy ('000 tonnes)
Antelope	100%	6,687	6,788	7,287	6,413	7,501	27,174
Colowyo	(b)	1,315	1,315	1,219	1,477	1,468	5,325
Cordero Rojo	100%	9,170	8,736	7,687	8,642	8,675	34,234
Decker	50%	540	872	841	890	776	3,144
Jacobs Ranch	100%	9,032	8,188	8,014	8,590	8,513	33,823
Spring Creek	100%	2,497	3,018	3,243	3,122	2,549	11,881

Total US coal		29,240	28,916	28,290	29,135	29,481	115,580

Rio Tinto total other coal production		37,233	36,214	36,286	36,710	37,099	146,443

COPPER
Mine production ('000 tonnes)
Bingham Canyon	100%	62.1	56.7	50.2	51.6	61.6	220.6
Escondida	30%	84.9	94.1	101.7	100.4	100.4	381.1
Grasberg - Joint Venture (c)	40%	25.7	22.0	23.6	38.2	11.9	109.6
Northparkes	80%	8.6	9.5	11.8	13.3	15.5	43.2
Palabora (d)	47%	6.9	7.7	8.2	7.2	7.2	30.0

Rio Tinto total mine production		188.2	190.1	195.4	210.7	196.5	784.4

Refined production ('000 tonnes)
Escondida	30%	11.4	11.2	10.2	10.4	8.0	43.2
Kennecott Utah Copper	100%	57.2	41.5	68.1	65.1	70.9	232.0
Palabora (d)	47%	9.2	9.3	10.8	9.9	6.7	39.3

Rio Tinto total refined production		77.8	62.0	89.2	85.5	85.6	314.5

DIAMONDS
Production ('000 carats)
Argyle	100%	8,633	9,393	5,995	6,455	5,214	30,476
Diavik	60%	1,049	1,509	1,306	1,098	1,073	4,963
Murowa	78%	51	52	48	44	38	195

Rio Tinto total diamond production		9,733	10,954	7,349	7,598	6,324	35,635

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
* Coal - other includes thermal coal and semi-soft coking coal.
See footnotes on page 10.

First Quarter 2006 Operations Review	Page 8

RIO TINTO SHARE OF PRODUCTION (continued)

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2005	2005	2005	2005	2006	2005

GOLD
Mine production ('000 ounces)
Barneys Canyon	100%	4	4	4	4	4	16
Bingham Canyon	100%	115	95	92	99	129	401
Cortez/Pipeline	40%	88	110	89	74	35	361
Escondida	30%	16	13	13	13	12	55
Grasberg - Joint Venture (c)	40%	159	140	122	248	9	670
Greens Creek	70%	15	14	11	12	11	51
Kelian (e)	90%	31	8	—	—	—	38
Lihir (f)	0%	15	19	28	—	—	61
Northparkes	80%	10	11	12	13	16	46
Rawhide	51%	6	5	3	4	4	18
Others	—	2	2	2	2	2	7

Rio Tinto total mine production		460	420	376	469	221	1,726

Refined production ('000 ounces)
Kennecott Utah Copper	100%	90	76	92	110	118	369

IRON ORE & IRON
Production ('000 tonnes)
Channar	60%	1,524	1,311	1,371	980	1,211	5,186
Corumbá	100%	377	372	371	290	440	1,410
Eastern Range	(g)	1,295	1,831	1,897	1,536	1,756	6,559
Hamersley	100%	15,836	19,704	18,915	19,931	17,404	74,387
Iron Ore Company of Canada (h)	59%	2,014	2,459	2,292	2,424	1,871	9,188
Robe River	53%	6,572	6,489	7,341	7,362	5,986	27,764

Rio Tinto total mine production		27,618	32,166	32,187	32,522	28,668	124,494

Pig iron production ('000 tonnes)
HIsmelt® (i)	60%	—	—	—	5	2	—

LEAD
Mine production ('000 tonnes)
Greens Creek	70%	3.4	3.3	2.5	2.7	3.0	11.9

MOLYBDENUM
Mine production ('000 tonnes)
Bingham Canyon	100%	3.9	3.3	3.9	4.6	4.4	15.6

SALT
Production ('000 tonnes)
Dampier Salt	65%	1,383	1,392	1,121	1,610	1,209	5,507

SILVER
Mine production ('000 ounces)
Bingham Canyon	100%	1,140	1,050	884	884	1,036	3,958
Escondida	30%	434	439	505	593	457	1,970
Grasberg - Joint Venture (c)	40%	118	249	280	718	19	1,364
Greens Creek	70%	2,120	1,797	1,313	1,562	1,451	6,791
Others	—	209	193	216	226	216	843

Rio Tinto total mine production		4,020	3,726	3,197	3,982	3,180	14,926

Refined production ('000 ounces)
Kennecott Utah Copper	100%	755	1,138	830	814	1,398	3,538

TALC
Production ('000 tonnes)
Luzenac Group	100%	325	365	328	346	381	1,364

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium	100%	321	328	327	335	344	1,312

URANIUM
Production (tonnes U3 O8 )
Energy Resources of Australia	68%	1,025	936	1,035	1,040	938	4,037
Rössing	69%	592	497	712	745	569	2,545

Rio Tinto total uranium production		1,617	1,434	1,747	1,785	1,508	6,582

ZINC
Mine production ('000 tonnes)
Greens Creek	70%	10.0	10.4	8.1	8.7	8.6	37.2

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 10.

First Quarter 2006 Operations Review	Page 9

RIO TINTO SHARE OF PRODUCTION (continued)

Production data notes

(a)	Rio Tinto Coal Australia manages all the operations below; including the mines which were previously reported separately under the Coal & Allied name.

(b)	In view of Kennecott Energy's responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo's output is included in Rio Tinto's share of production.

(c)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(d)	During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto's shareholding in Palabora from 49.2% to 47.2%. The conversions continued during the first quarter of 2006 and the Rio Tinto shareholding at the end of the quarter was 46.5%.

(e)	Kelian ceased processing ore on 7 February 2005 and the final gold pour was on 27 May 2005.

(f)	On 30 November 2005, Rio Tinto sold its interest in Lihir Gold; it had agreed in September 2005 to relinquish the management agreement for Lihir. The production data are shown up to 30 September 2005, from which date the Rio Tinto interest in Lihir was held as an investment rather than being equity accounted.

(g)	Rio Tinto's share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(h)	Rio Tinto sold its 19% interest in the Labrador Iron Ore Royalty Income Fund on 23 March 2005. The Fund has a shareholding in Iron Ore Company of Canada but this was not included in the calculation of tonnage attributable to Rio Tinto.

(i)	HIsmelt® commenced production during 2005.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 31 March 2006.

First Quarter 2006 Operations Review	Page 10

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2005	2005	2005	2005	2006	2005

ALUMINIUM

Rio Tinto Aluminium
Weipa mine	100.0%
Queensland, Australia
Beneficiated bauxite production ('000 tonnes)		3,443	3,674	3,781	4,576	3,843	15,474
Metal grade bauxite shipments ('000 tonnes)		3,466	3,472	3,979	4,034	3,788	14,952
Calcined bauxite production ('000 tonnes)		32	42	34	22	47	130
Comalco Alumina Refinery	100.0%
Queensland, Australia
Alumina production ('000 tonnes)		196	228	191	220	257	835
Eurallumina refinery	56.2%
Sardinia, Italy
Alumina production ('000 tonnes)		264	267	267	273	271	1,070
Queensland Alumina refinery	38.6%
Queensland, Australia
Alumina production ('000 tonnes)		948	1,038	995	972	956	3,953
Anglesey Aluminium smelter	51.0%
United Kingdom
Primary aluminium production ('000 tonnes)		35.6	35.8	35.8	36.7	36.2	143.9
Bell Bay smelter	100.0%
Tasmania, Australia
Primary aluminium production ('000 tonnes)		42.8	43.5	43.9	43.6	43.2	173.8
Boyne Island smelter	59.4%
Queensland, Australia
Primary aluminium production ('000 tonnes)		132.5	136.1	137.9	138.4	134.7	544.9
Tiwai Point smelter	79.4%
New Zealand
Primary aluminium production ('000 tonnes)		85.4	87.7	90.2	88.1	81.6	351.4

Rio Tinto Aluminium share
Share of primary aluminium sales ('000 tonnes)		196.7	215.3	221.6	225.0	200.2	858.6

BORATES

Rio Tinto Borax	100.0%
California, US and Argentina
Borates ('000 tonnes) (a)		122	146	141	151	129	560
(a) Production is expressed as B2 O 3 content.

COAL

Kennecott Energy and Coal Company
Antelope mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		6,687	6,788	7,287	6,413	7,501	27,174
Colowyo mine	(a)
Colorado, US
Thermal coal production ('000 tonnes)		1,315	1,315	1,219	1,477	1,468	5,325
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		9,170	8,736	7,687	8,642	8,675	34,234
Decker mine	50.0%
Montana, US
Thermal coal production ('000 tonnes)		1,080	1,745	1,683	1,781	1,552	6,288
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		9,032	8,188	8,014	8,590	8,513	33,823
Spring Creek mine	100.0%
Montana, US
Thermal coal production ('000 tonnes)		2,497	3,018	3,243	3,122	2,549	11,881

Total coal production ('000 tonnes)		29,780	29,789	29,131	30,025	30,257	118,724

Total coal sales ('000 tonnes)		29,780	29,789	29,131	30,025	30,257	118,724

(a) In view of Kennecott Energy's responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo's output is included in Rio Tinto's share of production.

Rio Tinto percentage interest shown above is at 31 March 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2006 Operations Review	Page 11

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2005	2005	2005	2005	2006	2005

COAL (continued)
Rio Tinto Coal Australia (a)

Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,430	1,274	1,208	2,053	1,088	5,965
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production ('000 tonnes)		2,655	2,512	2,799	2,634	2,429	10,600
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production ('000 tonnes)		1,386	1,492	1,473	1,549	753	5,900
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production ('000 tonnes)		2,765	2,497	2,429	2,651	2,386	10,341
Semi-soft coking coal production ('000 tonnes)		570	530	555	378	419	2,033
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal production ('000 tonnes)		200	283	179	112	156	774
Hard coking coal production ('000 tonnes)		957	912	683	393	635	2,946
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production ('000 tonnes)		718	612	836	529	969	2,695
Semi-soft coking coal production ('000 tonnes)		268	458	261	281	291	1,267
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal production ('000 tonnes)		1,784	1,334	1,804	1,549	1,803	6,470
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,380	1,335	1,736	1,495	1,759	5,946
Semi-soft coking coal production ('000 tonnes)		50	145	85	67	11	347

Total hard coking coal production ('000 tonnes)		2,343	2,403	2,157	1,943	1,388	8,846

Total hard coking coal sales ('000 tonnes)		1,973	2,312	1,557	1,684	1,220	7,526

Total other coal production ('000 tonnes)(b)		11,821	10,979	11,891	11,746	11,309	46,438

Total other coal sales ('000 tonnes) (c) (d)		12,409	10,813	12,424	11,816	11,860	47,463

Total coal production ('000 tonnes)		14,164	13,382	14,048	13,689	12,698	55,283

Total coal sales ('000 tonnes)		14,382	13,126	13,981	13,500	13,080	54,989

Rio Tinto Coal Australia share

Share of hard coking coal sales ('000 tonnes)		1,608	1,881	1,268	1,374	994	6,131

Share of other coal sales ('000 tonnes) (c) (d)		8,306	7,241	8,399	7,719	7,986	31,666

(a)	Rio Tinto Coal Australia manages all the operations below; the mines in New South Wales were previously reported separately under the Coal & Allied name.
(b)	Other coal production includes thermal coal and semi-soft coking coal.
(c)	Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).
(d)	Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 31 March 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2006 Operations Review	Page 12

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2005	2005	2005	2005	2006	2005

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore treated ('000 tonnes)		19,913	21,725	22,255	22,161	21,843	86,054
Average copper grade (%)		1.41	1.51	1.59	1.58	1.62	1.53
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		241.1	277.8	304.4	304.0	302.8	1,127.3
Contained gold ('000 ounces)		55	44	42	43	40	183
Contained silver ('000 ounces)		1,446	1,462	1,682	1,975	1,522	6,565

Oxide ore treated ('000 tonnes)		4,236	4,218	4,214	4,261	3,984	16,930
Average copper grade (%)		0.99	0.85	0.82	0.72	0.80	0.84
Contained copper in leachate/mined material ('000 tonnes)		42	36	35	31	32	143

Refined production:
Oxide plant production ('000 tonnes)		37.9	37.2	34.1	34.8	26.8	143.9

Freeport-McMoRan Copper & Gold (a)
Grasberg mine	0.0% (40.0% of the expansion)
Papua, Indonesia
Ore treated ('000 tonnes)		17,946	19,271	19,899	21,791	19,512	78,907
Average mill head grades:
Copper (%)		1.14	0.98	1.06	1.31	0.72	1.13
Gold (g/t)		1.62	1.43	1.16	2.33	0.92	1.65
Silver (g/t)		5.26	4.54	4.36	5.36	4.21	4.88
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		183.5	164.1	185.5	260.8	115.9	793.9
Gold in concentrates ('000 ounces)		788	750	609	1,400	485	3,546
Silver in concentrates ('000 ounces)		1,805	1,576	1,662	2,489	903	7,531

Sales of payable metals in concentrates:(b)
Copper in concentrates ('000 tonnes)		173.0	164.4	179.9	249.0	114.0	766.3
Gold in concentrates ('000 ounces)		743	759	594	1,342	486	3,438
Silver in concentrates ('000 ounces)		1,358	1,257	1,284	1,897	711	5,795

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(b)	Net of smelter deductions.

Kelian Equatorial Mining (a)	90.0%
East Kalimantan, Indonesia
Ore treated ('000 tonnes)		826	—	—	—	—	826
Average ore grades:
Gold (g/t)		1.68	—	—	—	—	1.68
Silver (g/t)		2.29	—	—	—	—	2.29
Production:
Gold ('000 ounces)		34	8	—	—	—	43
Silver ('000 ounces)		27	4	—	—	—	32
Sales:
Gold ('000 ounces)		90	10	—	—	42	100
Silver ('000 ounces)		—	304	—	—	—	304

(a)	Kelian ceased processing ore on 7 February 2005 and the final gold pour was on 27 May 2005. Mine closure programmes including reclamation, rehabilitation and sustainable monitoring continue.

Rio Tinto percentage interest shown above is at 31 March 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2006 Operations Review	Page 13

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q

1Q

							YEAR
	interest	2005	2005	2005	2005

2006

							2005

COPPER & GOLD (continued)
Kennecott Minerals Company
Cortez/Pipeline mine	40.0%
Nevada, US
Ore treated
Milled ('000 tonnes)		823	868	759	798	756	3,247
Leached ('000 tonnes)		8,021	5,962	5,725	3,352	3,812	23,059
Sold for roasting ('000 tonnes)		42	72	90	73	35	277
Average ore grade: gold
Milled (g/t)		4.78	5.62	4.81	4.71	2.33	5.00
Leached (g/t)		0.67	0.60	0.49	0.49	0.39	0.58
Sold for roasting (g/t)		7.26	6.52	6.73	8.89	6.50	7.33
Gold produced ('000 ounces)		220	274	223	186	87	904
Greens Creek mine	70.3%
Alaska, US
Ore treated ('000 tonnes)		168	178	154	151	158	651
Average ore grades:
Gold (g/t)		5.46	5.22	4.71	5.02	4.54	5.12
Silver (g/t)		735	608	527	615	533	623
Zinc (%)		10.8	10.5	9.6	10.4	10.0	10.3
Lead (%)		4.3	4.1	3.6	3.9	4.0	4.0
Metals produced in concentrates:
Gold ('000 ounces)		21	20	15	17	16	73
Silver ('000 ounces)		3,016	2,557	1,869	2,222	2,065	9,664
Zinc ('000 tonnes)		14.2	14.7	11.6	12.4	12.2	52.9
Lead ('000 tonnes)		4.8	4.7	3.5	3.8	4.3	16.9
Rawhide mine (a)	51.0%
Nevada, US
Metals produced in doré:
Gold ('000 ounces)		11	9	7	8	7	35
Silver ('000 ounces)		103	88	63	67	63	320

(a)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		4	4	4	4	4	16

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		11,664	11,757	11,875	11,369	11,702	46,664
Average ore grade:
Copper (%)		0.60	0.53	0.47	0.51	0.62	0.53
Gold (g/t)		0.42	0.35	0.34	0.38	0.52	0.37
Silver (g/t)		3.75	3.36	2.81	3.02	3.73	3.23
Molybdenum (%)		0.063	0.057	0.052	0.058	0.060	0.058
Copper concentrates produced ('000 tonnes)		243	231	193	213	242	881
Average concentrate grade (% Cu)		25.5	24.4	26.0	24.1	25.3	25.0
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		62.1	56.7	50.2	51.6	61.6	220.6
Gold ('000 ounces)		115	95	92	99	129	401
Silver ('000 ounces)		1,140	1,050	884	884	1,036	3,958
Molybdenum concentrates produced ('000 tonnes):		7.1	6.3	7.6	8.6	8.2	29.5
Molybdenum in concentrates ('000 tonnes)		3.9	3.3	3.9	4.6	4.4	15.6
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		217	224	300	300	270	1,042
Copper anodes produced ('000 tonnes) (c)		50.4	43.1	68.6	67.3	66.4	229.3
Production of refined metal:
Copper ('000 tonnes)		57.2	41.5	68.1	65.1	70.9	232.0
Gold ('000 ounces) (d)		90	76	92	110	118	369
Silver ('000 ounces) (d)		755	1,138	830	814	1,398	3,538

(b)	Includes a small amount of copper in precipitates.
(c)	New metal excluding recycled material.
(d)	Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 31 March 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2006 Operations Review	Page 14

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2005	2005	2005	2005	2006	2005

COPPER & GOLD (continued)

Lihir Gold (a)	0.0%
Papua New Guinea
Ore treated ('000 tonnes)		803	1,051	917	—	—	2,771
Average ore grade: gold (g/t)		4	4	7	—	—	5
Gold produced ('000 ounces) (b)		101	130	193	—	—	424

(a) On 30 November 2005, Rio Tinto sold its interest in Lihir Gold; it had agreed in September 2005 to relinquish the management agreement for Lihir. The production data are shown up to 30 September 2005, from which date the Rio Tinto interest in Lihir was held as an investment rather than being equity accounted.
(b) Gold production represents quantity of gold poured.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,300	1,360	1,372	1,421	1,425	5,453
Average ore grades:
Copper (%)		1.06	0.97	1.17	1.27	1.45	1.12
Gold (g/t)		0.46	0.43	0.47	0.49	0.56	0.46

Copper concentrates produced ('000 tonnes)		30.2	33.7	39.5	43.9	48.4	147.2

Contained copper in concentrates:
Saleable production ('000 tonnes)		10.7	11.9	14.7	16.7	19.4	54.0
Sales ('000 tonnes) (a)		9.4	9.8	11.0	13.1	14.3	43.4
Contained gold in concentrates:
Saleable production ('000 ounces)		12.5	13.4	15.0	16.1	19.6	57.0
Sales ('000 ounces) (a)		15.5	9.0	10.6	14.7	13.3	49.9

(a) Rio Tinto's 80% share of material from the Joint Venture.

Palabora (a)	46.5%
Palabora mine
South Africa
Ore treated ('000 tonnes)		2,156	2,459	2,572	2,349	2,646	9,536
Average ore grade: copper (%)		0.72	0.71	0.71	0.72	0.71	0.72
Copper concentrates produced ('000 tonnes)		48.0	48.4	52.9	47.8	51.5	197.1
Average concentrate grade: copper (%)		29.3	32.2	31.3	31.2	29.9	31.0
Copper in concentrates ('000 tonnes)		14.1	15.6	16.6	14.9	15.4	61.2
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		75.2	71.7	75.2	82.2	42.0	304.4
New copper anodes produced ('000 tonnes)		20.0	19.4	22.7	22.4	10.0	84.5
Refined new copper produced ('000 tonnes)		18.7	19.0	22.1	20.6	14.3	80.3
By-products:
Magnetite concentrate ('000 tonnes)		201	189	267	231	251	888
Refined nickel sulphate (tonnes)		34	57	37	57	35	186
Vermiculite plant
Vermiculite produced ('000 tonnes)		48	54	53	55	48	210

(a) During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto's shareholding in Palabora from 49.2% to 47.2% . The conversions continued during the first quarter of 2006 and the Rio Tinto shareholding at the end of the quarter was 46.5% .

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		2,342	2,358	2,111	2,158	1,956	8,969
AK1 diamonds produced ('000 carats)		8,633	9,393	5,995	6,455	5,214	30,476

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		495	612	619	497	492	2,222
Diamonds recovered ('000 carats)		1,749	2,515	2,177	1,831	1,788	8,272

Murowa Diamonds	77.8%
Zimbabwe
Ore processed ('000 tonnes)		29	28	49	73	66	178
Diamonds recovered ('000 carats)		66	67	61	57	48	251

Rio Tinto percentage interest shown above is at 31 March 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2006 Operations Review	Page 15

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2005	2005	2005	2005	2006	2005

IRON ORE & IRON

Hamersley Iron
Western Australia
Saleable iron ore production ('000 tonnes):
Paraburdoo, Mount Tom Price,
Marandoo, Yandicoogina and Brockman	100.0%	15,836	19,704	18,915	19,931	17,404	74,387
Channar	60.0%	2,540	2,185	2,284	1,634	2,018	8,644
Eastern Range	(a)	1,295	1,831	1,897	1,536	1,756	6,559

Total production ('000 tonnes)		19,671	23,720	23,097	23,101	21,178	89,590

Total sales ('000 tonnes) (b)		20,024	21,885	22,387	25,793	20,982	90,090

(a) Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

HIsmelt® (a)	60.0%
Western Australia
Pig iron production ('000 tonnes)		—	—	—	9	4	—

(a) HIsmelt ® commenced production during 2005.

Iron Ore Company of Canada
Newfoundland & Labrador and Quebec in Canada
Carol Lake operations	58.7%
Saleable iron ore production:
Concentrates ('000 tonnes)		307	745	581	683	341	2,316
Pellets ('000 tonnes)		3,122	3,442	3,322	3,445	2,846	13,331
Sales:
Concentrate ('000 tonnes)		204	612	552	755	316	2,123
Pellets ('000 tonnes)		2,344	3,326	2,951	4,230	2,150	12,851

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production ('000 tonnes)(a)		377	372	371	290	440	1,410
Sales ('000 tonnes)		392	243	391	276	418	1,303

(a) Production includes by-product fines.

Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		7,333	7,574	8,076	7,998	6,481	30,981
Sales ('000 tonnes)		7,939	7,118	7,802	8,203	6,756	31,062
West Angelas mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		5,067	4,670	5,775	5,891	4,813	21,403
Sales ('000 tonnes)		4,932	4,469	5,902	6,187	4,745	21,491

Rio Tinto percentage interest shown above is at 31 March 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2006 Operations Review	Page 16

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2005	2005	2005	2005	2006	2005

SALT

Dampier Salt	64.9%
Western Australia
Salt production ('000 tonnes)		2,130	2,144	1,726	2,480	1,862	8,480

TALC

The Luzenac Group	100.0%
Australia, Europe, and North America
Talc production ('000 tonnes)		325	365	328	346	381	1,364

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production ('000 tonnes)		321	328	327	335	344	1,312

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (tonnes U3 O8 )		1,499	1,369	1,514	1,521	1,372	5,903

Rössing Uranium Ltd	68.6%
Namibia
Production (tonnes U3 O8 )		863	725	1,038	1,086	830	3,711

Rio Tinto percentage interest shown above is at 31 March 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2006 Operations Review	Page 17

INDEX TO OPERATIONAL DATA

		Page

Aluminium

Anglesey Aluminium smelter	UK	11
Bell Bay smelter	Australia	11
Boyne Island smelter	Australia	11
Comalco Alumina Refinery	Australia	11
Eurallumina	Italy	11
Queensland Alumina	Australia	11
Tiwai Point smelter	New Zealand	11
Weipa	Australia	11

Borates

Boron	US	11
Tincalayu	Argentina	11

Coal

Kennecott Energy & Coal:	US	11
-Antelope	US	11
-Colowyo	US	11
-Cordero Rojo	US	11
-Decker	US	11
-Jacobs Ranch	US	11
-Spring Creek	US	11
Rio Tinto Coal Australia:	Australia	12
-Bengalla	Australia	12
-Blair Athol	Australia	12
-Hail Creek	Australia	12
-Hunter Valley Operations	Australia	12
-Kestrel	Australia	12
-Mount Thorley Operations	Australia	12
-Tarong	Australia	12
-Warkworth	Australia	12

Copper

Escondida	Chile	13
Freeport Copper & Gold:	US	13
-Grasberg	Indonesia	13
Kennecott Utah Copper:	US	14
-Bingham Canyon	US	14
-Kennecott smelter and refinery	US	14
Northparkes	Australia	15
Palabora mine and smelter	South Africa	15

Diamonds

Argyle Diamonds	Australia	15
Diavik Diamonds	Canada	15
Murowa	Zimbabwe	15

Gold

Escondida	Chile	13
Freeport Copper & Gold:	US	13
-Grasberg	Indonesia	13
Kennecott Utah Copper:	US	14
-Barneys Canyon	US	14
-Bingham Canyon	US	14
Kelian	Indonesia	13
Kennecott Minerals:	US	14
-Cortez/Pipeline	US	14
-Greens Creek	US	14
-Rawhide	US	14
Northparkes	Australia	15
		Page

Iron Ore

Corumbá	Brazil	16
Hamersley:	Australia	16
-Brockman	Australia	16
-Channar	Australia	16
-Eastern Range	Australia	16
-Marandoo	Australia	16
-Mt Tom Price	Australia	16
-Paraburdoo	Australia	16
-Yandicoogina	Australia	16
Iron Ore Company of Canada	Canada	16
Robe River	Australia	16

Lead/Zinc

Kennecott Minerals:	US	14
-Greens Creek	US	14

Molybdenum

Bingham Canyon	US	14

Pig Iron

HIsmelt®	Australia	16

Salt

Dampier Salt	Australia	17

Silver

Bingham Canyon	US	14
Escondida	Chile	13
Grasberg	Indonesia	13
Greens Creek	US	14

Talc

Luzenac	Australia/Europe/
	US/Canada	17
Titanium dioxide feedstock

QIT mine and smelter	Canada	17
Richards Bay Minerals mine and
smelter	South Africa	17

Uranium

Energy Resources of Australia	Australia	17
-Ranger	Australia	17
Rössing	Namibia	17

First Quarter 2006 Operations Review	Page 18